Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Swiss Precision Active Inc
1951 NW 7th Ave., Suite 600
Miami, FL 33136
https://swissprecisionactive.com/

Up to $1,230,000.00 in Non-Voting Common Shares at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Swiss Precision Active Inc
Address: 1951 NW 7th Ave., Suite 600, Miami, FL 33136
State of Incorporation: FL
Date Incorporated: May 12, 2022

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Non-Voting Common Shares
Offering Maximum: $1,230,000.00 | 615,000 shares of Non-Voting Common Shares
Type of Security Offered: Non-Voting Common Shares
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $200.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 3 days and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first 7 days and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first 14 days and receive an additional 10% bonus shares.

Amount-Based:

$500+

25% off discount code

$1,500+ | VIP + 5% Bonus Shares

25% off discount code and receive 5% Bonus Shares.

$4,500 + | VIP + 10 % Bonus Shares

25% off discount code and top and bottom scrubs

receive 10% Bonus Shares.

$15,000+ | VIP Gold

25% off discount code and top and bottom scrubs

receive 15% Bonus Shares.

$30,000+ | VIP Platinum

25% off discount code and top and bottom scrubs

receive 20% Bonus Shares

**Investors will receive the highest single bonus they are eligible for among all bonuses based on the amount invested or time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.*

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Swiss Precision Active, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Shares at $2.00 / share, you will receive 110 shares of Non-Voting Common Shares, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page

The Company and its Business

Company Overview

At Swiss Precision Active, Inc. ("Swiss Precision" or the "Company") our goal is to become the world's first and number one supplier of antimicrobial infection prevention eco-friendly apparel, which acts as a natural sterilizer and is tested to kill 99.9% of bacteria viruses and is healthier for our customers, and our planet. Staphylococcus Aureus and Klebsiella Pneumoniae are the most prominent bacteria in hospitals, medical centers, and nursing homes. Our SGS report shows, based on our manufacturing materials, that the bacterial count reduced to below 100, which is around a 99.99 % reduction in bacteria in 24 hours, even after 40 washes!

The Swiss Precision fabric used in our medical scrubs, uniforms, and accessories is antimicrobial, combining superior comfort, fit, and lightweight durability. Including performance wicking, and is odor-free, with all the natural health benefits of copper weaved and embedded in the fabric.

Intellectual Property Ownership

The Company holds an exclusive worldwide right to use patented DNA-embedded copper + organic materials like cotton, bamboo, and linen. The trademarks for the Company (Swiss Precision) are from Switzerland and were granted in 2010 by the Patents and Trademarks of Switzerland. Currently, a second trademark called "Copper™" was filed with the USPTO in February 2022. The Compay has also applied for, and is now waiting for approval for, a new trademark, "CopperActive™".

Corporate History

The Company was initially organized as Swiss Precision, LLC on February 22, 2021, as a limited liability company under the laws of the state of Florida. On May 12, 2022, Swiss Precision Active, Inc. (the Company) was incorporated as a domestic corporation under Florida law to facilitate its capital raise. The assets and existing agreements held by Swiss Precision, LLC were then transferred to the Company for it to continue the business operations under its new corporate name.

The Company is wholly owned by Swiss Precision, LLC. The Company's CEO and CFO, Leslie Dotson, and the Company's President, Secretary, and CMO, Rob Steven Williams, own 51% and 49% of Swiss Precision, LLC, respectively. Leslie Dotson and Rob Steven Williams are the sole Managers of Swiss Precision, LLC. The structure of the Company was set up in this manner for the Company to qualify as a minority status majority owned "African-American" company to benefit from a variety of government programs (SAM and Florida State Minority Supplier Development Council).

Competitors and Industry

<u>Industry</u>

The global medical clothing market size stood at USD 86.14 billion in 2020. The impact of COVID-19 has been unprecedented and staggering, with medical clothing witnessing a huge demand across all regions amid the pandemic. Based on our analysis, the market exhibited a significant increase of 36.1% in 2020. It is projected to grow from USD 94.29 billion in 2021 to USD 140.64 billion in 2028 at a CAGR of 5.9% in the 2021-2028 period. The growth in CAGR is attributable to the market returning to pre-pandemic levels once the pandemic is over.

Medical clothes offer safety from contaminants and bodily fluids, especially during disease treatments at hospitals and medical facilities. Occupational risks for medical professionals such as nurses, doctors, and medical staff include sharp injuries, blood-borne pathogens, latex allergy, laser plumes, hazardous chemicals, and others.

To protect oneself from these hazards, one has to wear medical apparel to avoid any damage or adverse effects of diseases. Various types of protective clothing are used in the hospital and medical facilities, including surgical gowns, scrubs, drapes, protective facemasks, aprons, boots, coveralls, eye gear, and caps.

COVID-19 has recently created multiple opportunities for the market. The growing importance of safety and hygiene has spurred market growth across the globe. Growing concern about patients' protection is also expected to boost the development of the market during the forecast period. For example, as of April 2020, China produced 116 million masks a day, 12 times its supply prior to the outbreak. In addition, according to various news reports such as the New York Times, the Chinese government at the beginning of the epidemic offered to export protective equipment to Italy and other countries. Moreover, growing investment in medical apparel by hospitals will aid the growth of the market. Some of the other factors such as increasing competition among manufacturers, raising awareness about the advantages of medical garments, a growing number of surgeries, and rising chronic disease cases are expected to drive the market in the forecast period.

*Source: https://www.fortunebusinessinsights.com/medical-clothing-market-102704

Industry customer segments/geographies served: outpatient care, hospitals, physician offices, ambulatory surgical centers, end-stage renal disease facilities, long-term care facilities, and dental offices.

<u>Competitors</u>

We have a business model similar to the top four companies, Figs, Cherokee, Dickey's, and Jeeuve. What makes us unique is Swiss Precision has found a niche in an underserved market by creating an innovative product that elevates, refreshes, and disrupts the very old-age medical scrub and uniform industry. The new fabric delivers a percentage of the antimicrobial copper blend along with the additional natural organic fabric, cotton, bamboo, or linen while using only 4% spandex. Our competitors use 96% to 98% polyurethane /spandex. These petroleum-based fabrics are not healthy for the customer or our planet. Despite the present competitive landscape, Swiss Precision stands out with our embedded copper fabric that provides customers and their patients with a level of protection from healthcare-associated infections (HAIs).

• Competitor's key strengths: Marketing and Partnership with New Balance, heavily funded.

• Competitor's key weaknesses: They are highly saturated with outdated materials (Polyester only, and no mixed blends and or protective materials to protect our healthcare providers. Our SGI test report shows how bacteria stay in their clothing vs ours which kills the bacteria.

Figs is a publicly traded company and as of June 2022 FIGS has a market cap of $1.20 Billion. This makes FIGS the world's 4096th most valuable company by market cap according to our data. (1) In the last six months their stock has dropped 27%, and analysts cite "supply-chain chaos". Shares of Figs FIGS +2.78% sank on Friday, June 17, 2022, after the maker of fashionable medical scrubs cut its revenue forecast for 2022. Figs (ticker: FIGS) said it expects net revenue of $510 million to $530 million, down from its previous outlook of $550 million to $560 million, May 13, 2022.

Source: (2) https://www.barrons.com/articles/figs-stock-plunges-revenue-forecast-supply-chain-51652434091

Source (as of 07/06/2022): (1) https://companiesmarketcap.com/figs/marketcap/

Current Stage and Roadmap

<u>Current Stage</u>

We have completed our sampling and the first production run materials and seven styles of products in 2022. We have stabilized the balance of the copper embedded inside the DNA strand of the fabric and we control the manufacturing and design of the materials used.

Swiss Precision Active has completed its product prototype, has received final samples, and is currently in pre-production as of November 2021.

Since November 2021, the founders have been using the samples to introduce the products to B2B and B2C customers in the healthcare industry.

We plan on launching and being available in the market on or during the month of October 2022. At that time, we will continue to work directly with B2B healthcare providers to build relationships and execute our global sales strategy.

<u>Roadmap</u>

We have a one-year product roadmap that will flow into the following areas:

As of July 1, 2022, Swiss Precision Active Inc. will work directly with B2B healthcare providers to build relationships and execute our global sales strategy.

Target customers and industries are outlined below:

• Outpatient, hospitals, physician offices, dental offices, nursing homes, and retirement homes for home care all require medical scrubs and or medical bedding. Airports and Uniform delivery uniforms (DHL, UPS, Fed Ex)

• The opportunities to use the Swiss Precision medical products with copper embedded inside the DNA strand of the fabric are significant in design or use.

o Medical (all facilities)

o Dental (All facilities)

o Clean Rooms (Manufacturing of products that need to control bacteria and or virus)

o Restaurants worker staff

o Fashion Organic Markets (People who are Pro-health and have a mindset of what they are wearing and how the fabric can protect them from bacteria harm)

o Sports – many sports have extreme sweating, and they require clothes and or bags made on the Copper process that will not all the bacteria to hold and grow, which in turn causes the odor smell.

o Food Industry – Chef and Food preparing companies (People who are Pro-health and have a mindset of what they are wearing and how the fabric can protect them from bacteria harm)

The Team

Officers and Directors

Name: Leslie C Dotson

Leslie C Dotson's current primary role is with Ring by Amazon. Leslie C Dotson currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: February 21, 2021 - Present
  Responsibilities: Managing the Company from an executive level and creating the vision of the company and its product lines and key partnerships. Currently does not take a salary but once the company has met an estimated funding amount of $1 million then an appropriate compensation will be considered

- **Position:** CFO and Director
  Dates of Service: May 22, 2022 - Present
  Responsibilities: Opperations and management of the company

Other business experience in the past three years:

- **Employer:** Fabrique LTD
  Title: VP of Global Operations
  Dates of Service: August 01, 2008 - November 30, 2018
  Responsibilities: Managing all operations and P&L and Productions of the company

Other business experience in the past three years:

- **Employer:** Avenues in Leather
  Title: Director of Product Development
  Dates of Service: February 04, 2004 - August 01, 2008
  Responsibilities: Development of all products designs and manufacturing of the company

Other business experience in the past three years:

- **Employer:** SwissDigital
  Title: VP of Americas
  Dates of Service: December 18, 2018 - April 26, 2021
  Responsibilities: Managing and directing all operations of the Americas

Other business experience in the past three years:

- **Employer:** Ring by Amazon
  Title: Head of Accessories
  Dates of Service: April 01, 2021 - Present
  Responsibilities: Leads the team in defining the business strategy and driving product vision for accessories and companion devices. 40 Hours per week

Other business experience in the past three years:

- **Employer:** VLC Distribution
  Title: Business Development
  Dates of Service: September 08, 2019 - April 28, 2020
  Responsibilities: Managing the SwissDigital account and Retail customers

Other business experience in the past three years:

- **Employer:** Swiss Precision LLC
  Title: Manager-member
  Dates of Service: February 22, 2021 - Present
  Responsibilities: Responsible for the day-to-day operations, reviewing financial records and ensuring compliance with state and federal regulations, and maintaining member meeting minutes.

Name: Rob Steven Williams

Rob Steven Williams's current primary role is with Corelis. Rob Steven Williams currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: February 21, 2021 - Present
  Responsibilities: Managing the marketing and day to day operations of the business. Currently does not take a salary.

- **Position:** Secretary and Director
  Dates of Service: May 22, 2022 - Present
  Responsibilities: Oversees the opperations and marketing of the company

Other business experience in the past three years:

- **Employer:** Corelis
  Title: Head of Marketing & Digital Content
  Dates of Service: September 10, 2018 - Present
  Responsibilities: Oversees the global marketing strategy and execution for the company

Other business experience in the past three years:

- **Employer:** PopTech Studio LLC
  Title: Co-Founder
  Dates of Service: August 01, 2005 - Present
  Responsibilities: Owner

Other business experience in the past three years:

- **Employer:** Swiss Precision LLC
  Title: Member
  Dates of Service: February 22, 2021 - Present
  Responsibilities: Undertakes business development and directs overall sales strategy

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

If the Company cannot raise sufficient funds it will not succeed
Swiss Precision Active, Inc. is offering Non-Voting Common Shares in the amount of up to $1,230,00000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value because of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Non-Voting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with No Voting Rights
The Non-Voting Common Shares that an investor is buying has no voting rights

attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Non-Voting Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than

us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Swiss Precision Active. Inc. (the "Company") was incorporated on May 12. 2022 and its predecessor entity, Swiss Precsion, LLC, was organized on February 22, 2021. The Company currently holds all assets and agreements previously held by Swiss Precision, LLC. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Swiss Precision Active, Inc. has incurred a net loss and has had limited revenues generated since its inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it’s because you think that Swiss Precision's Copper / Organic blend products is a good idea, that the team will be able to successfully market, and sell the product or service, and that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company’s value will be materially and adversely impacted. This could also impair the Company’s ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other

highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company's Chief Executive Officer currently has multiple roles.
The Company's Chief Executive officer also works as a Head of Accessories for Ring by Amazon. While the Founder and CEO has dedicated over 25 hours a week and treated this business as a top priority, the capital needs of the business have necessitated splitting time and continuing to generate a side income in order to have funds to grow Swiss Precsision Active, Inc.'s business. The CEO and Founder has done this through his Head of Accessories role which requires roughly 40 hours weekly. A successful capital raise would allow the business to launch its product, increase inventory production, and begin marketing the company and its product. We envision this shift will be possible once a successful capital raise of around $1,000,000 is completed at which point in time the Board of Directors will contemplate appropriate salaries for its CEO as business needs permit.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Swiss Precision LLC (Leslie Dotson as Manager- 51% and Rob Steven Williams as Manager 49%)	6,000,000	Voting Common Shares	100.0%

The Company's Securities

The Company has authorized Voting Common Shares, and Non-Voting Common Shares. As part of the Regulation Crowdfunding raise, the Company will be offering up to 615,000 of Non-Voting Common Shares.

Voting Common Shares

The amount of security authorized is 6,000,000 with a total of 6,000,000 outstanding.

Voting Rights

1 vote per 1 share.

Material Rights

Shareholders of Voting Common Shares are subject to and bound by the Company's Shareholder Agreement.

Non-Voting Common Shares

The amount of security authorized is 4,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Shares.

Material Rights

There are no material rights associated with Non-Voting Common Shares.

What it means to be a minority holder

As a minority holder of Non-Voting Common Shares of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 6,000,000
  Use of proceeds: Founders' shares
  Date: May 12, 2022

Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We can operate the business for 1 year without revenue, based on grassroots financing for the co-founders and friends and family support.

Foreseeable major expenses based on projections:

Inventory of the product and marketing expenses to promote the product will be the major expenses when we look at the Cash flow statement projections and P&L statements. Freight cost, based on the industry oil/gas crisis will affect the bottom line logistics cost. This is why we will do productions in Cambodia to the USA duty-free. We are also looking at Made In Panama as well.

Future operational challenges:

Freight cost and inventory management will be the operational challenges. Also understanding right away the correct movements of products based on the correct ratio of sizes and colors. We will need to get the mix of sizes and colors correct based on demand within 90-120 days and then readjust the forecast.

Future challenges related to capital resources:

It is necessary to obtain a line of credit as a startup to sustain a 90-120 day turn inventory, sales, and replenishment of stock of product. Inventory is king in our business and we need the right capital resources to keep the inventory turn of the business going.

Future milestones and events:

Milestones of Impact

Beginning Inventory management and production timing of the launch

Freight cost and shipments into the USA, based on port congestion of the beginning inventory

90-120 Days after launch we need to have a good understanding of the color and size formula

Restocking inventory within 120 days

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 2022, the company currently has $7500 cash on hand

Co-Founders have access to $15,000 each of lines of credit of personal credit cards

Shareholders can apply for startup Personal loans

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are necessary for the operation of the company for long-term success. Inventory management and having capital to sustain the first 120 Day turn are critical to the foundation. Marketing the product to the customers using PR firms and Social Media Platforms is essential and financial resources are essential.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, these funds from the campaign are necessary to the viability of the company to move us past the first 120 days of the launch. When we are successful from the crowdfunding raise, the funds raised will account for 80% of the necessary capital to maintain the business and launch us into success for the customers and the investors. Our customer base needs help and we are here with the solution, these funds are vital

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Yes, if we raise the minimum of $10,000, we will be able to operate for 3 months. This is based on a burn rate of $3,000/month of marketing and PR after the inventory is in-house to move through the channels. Then we can have a refresh of inventory based on the sales of those products to keep the flow going of the company.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum of $1.07 Million, we will be able to operate for 3 years. This is based on a burn rate of $27,000/month and we will have the continued turn of inventory purchase, inventory sold and enough capital to market all channels outlined in our business proposals and service all market segments. It will also allow us to have the right resources of personnel and structure for the company.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Capital from Founders and Family and Friends

Lines of Credit from Bank or Lending company for Minority Small Business from the SBA

Minority Business grants and or loans to help with the cause.

Corporate or Celebrity funding based on helping the cause of humanity

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $12,000,000.00

Valuation Details:

Our pre-money valuation is based on analysts' projections for continuing growth in our addressable market (as of 2021, the market is projected to rise at a 7% CAGR YoY), comparisons to comparable competitors, the value of the Company's assets, and the makeup and prior successes of the Company's founders and team, and the calculations based on the Compay's fully-diluted outstanding shares.

Market Growth & Trends

The global medical clothing market size stood at USD 86.14 billion in 2020. The impact of COVID-19 has been unprecedented and staggering with medical clothing witnessing a huge demand across all regions amid the pandemic. Based on our analysis, the market exhibited a significant increase of 36.1% in 2020. It is projected to grow from USD 94.29 billion in 2021 to USD 140.64 billion in 2028 at a CAGR of 5.9% in the period from 2021 through 2028.

https://www.fortunebusinessinsights.com/medical-clothing-market-102704

Comparable Competitor Companies

Figs

Founded in 2013, FIGS, Inc. (NYSE:FIGS) is a Santa Monica, California-based healthcare apparel brand with a $1.5 billion market capitalization.

Figs is a direct-to-consumer healthcare apparel company that designs and sells premium scrubs for doctors and nurses. The company is doing to the healthcare apparel market what Lululemon did to the athleisure market: branding a previously unbranded industry and de-commoditizing a previously commoditized product. Figs was founded by its co-CEOs in 2013 and grew revenues to $100 million in 2019 and to $420 million in 2021 (due to Covid-19 and the uptick in PPE requirements in the medical industry).

Source:
https://en.wikipedia.org/wiki/FIGS_(apparel),
https://www.nyse.com/quote/XNYS:FIGS

The Value of the Company's Assets

Swiss Precision is in its startup phase as the current corporate entity having been established in 2022 and its predecessor LLC entity being founded in 2021. Today we do not have any physical assets such as real estate, lease terms, or equipment. We are working on first-phase inventory levels of $50,000.

Our intangible assets are registered licensed patents, copyrights of Swiss Branding, and trademarks in Switzerland since 2010, and our potential value of executed contracts with distributors who have 50,000 VA and Government Hospitals is valued at $75,000,000 in revenue sales.

Management's Prior Achievements & Success

Leslie Dotson Co-Founder & CEO

Leslie Dotson is a designer, innovator, technology, and marketing executive with almost 30 years of experience. He is an award-winning product designer for the #1 selling backpacks and carrying cases in the world. He has an excellent track record in the worldwide consumer/OEM markets with such companies as Seiko, Epson, Simple Technology, Targus, SwissArmy/Wenger, HP, Dell, Lenovo, and Logitech. He has invented and/or developed over 500 products and won the Good Design award in 2007 and 2008 for the SwissGear Mouse design. In 2010 he won the Editor's Choice award for the ChillCase. Les is a co-founder of Swissdigital USA and also Head of Accessories Design for Ring.

Rob Steven Williams Co-Founder, President & CMO

Rob Steven Williams has almost 30 years of experience designing customer-focused marketing programs that balance art, science, psychology, technology, data, and storytelling. He has experience in brand management, design, technology, marketing, business development, team management, and execution of global marketing plans across organizations. He leads with a creative, strategic vision that is aligned with Swiss Precision's short- and long-term goals.

Rob has proven experience within enterprise-level business development roles and has the ability to influence C-level clients and partners of complex international celebrities, influencers, connectors, partners, and businesses.

Rob has worked with many start-ups and major brands, including Nirve Sports, HP, Panasonic, Vans Warped Tour, Justin.tv (now twitch.tv), Sony Pictures, Shop.com, Havoc TV, Directv, WorldStarHipHop, Nestle, John Starks, Marco Fabian, Dwight Howard, Metta World Peace, and Akon. He is a co-founder of PopTech Studio.

At Swiss Precision, Rob is responsible for the day-to-day operations, management, and execution of global marketing plans across the organization. He leads with a creative, strategic vision that is aligned with the company's short- and long-term KPI goals. He drives all marketing strategy and execution including branding, research, messaging, channel selection, in-store & digital experience, leads, e-commerce, and sales. Rob has excellent communication and presentation skills, an entrepreneurial and analytical mindset, and the ability to collaborate across complex value chains. Rob is the Founder of PopTech Studio and also Head Of Marketing for Corelis, Inc.

Business Partnerships & Relationships

Today we are in the works of closing deals with Vizient Inc. vizientinc.com the 2nd Largest distributor in the USA for Hospitals and medical locations. We are also working with Fabrique LTD for distribution in medical locations and medical schools like Yale University. We also have our own Amazon.com account for direct B2C markets.

Target Customer Base with our PR teams: All outpatient, hospitals, physician offices, dental offices, nursing homes, and retirement homes for home care all require medical scrubs and or medical bedding. The opportunities to use the Swiss Precision medical products embedded with copper yarn present significant opportunities in design or use.

o Medical (all facilities)

o Dental (all facilities)

o Clean Rooms (Manufacturing of products that need to control bacteria and or virus)

o Restaurant worker staff

o Fashion Organic Markets (People who are Pro-health and have a mindset of what they are wearing and how the fabric can protect them from bacteria harm

o Sports – many sports have extreme sweating, and they require clothes and or bags made on the Copper embedded process that will not all the bacteria to hold and grow, which in turn causes the odor and smell

o Food Industry – Culinary professionals, Food-preparation companies, and People who are Pro-health and have a mindset of what they are wearing and how the fabric can protect them from bacteria harm

• Sales cycles seem to be 4 to 6 months on average; deal size is expected to yield $50k-$250k in value

• Training channel partners this quarter, currently; 1-2 active sales cycles next

• Pipeline filled up through Global Sales Force / Founder Relationships

Calculation of Fully-Diluted Shares

The Company currently has 6,000,000 outstanding shares. Multiplying this amount by the price per share of $2.00 produces a pre-money valuation of $12,000,000.

Conclusion

Based on our analysis of the above factors, we believe the pre-money valuation of $12,000,000 is both reasonable and accurate.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) there is no preferred stock authorized or outstanding; (ii) there are no outstanding options, warrants, and other securities with a right to acquire shares; and (iii) there are no shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  10.0%
  Social Media, Website, Email campaigns and direct business meeting.

- *Research & Development*
  5.0%
  New Development of materials with bamboo and linen and copper

- *Company Employment*
  18.0%
  President Salary, Designers, Product Managers, Sales, Marketing teams

- *Operations*
  10.0%
  Office space, supplies, systems and logistics operations

- *Working Capital*
  21.5%
  Working capital for the expenses of the company and running productions of the product

- *Inventory*
  30.0%
  Inventory of goods to have on hand for the customers

If we raise the over allotment amount of $1,230,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  10.0%
  Social Media, Website, Email campaigns and direct business meeting.

- *Research & Development*
  5.0%
  New Development of materials with bamboo and linen and copper

- *Operations*
  10.0%
  Office space, supplies, systems and logistics operations

- *Company Employment*
  18.0%
  President Salary, Designers, Product Managers, Sales, Marketing teams

- *Inventory*
  30.0%

Inventory of goods to have on hand for the customers

- *Working Capital*
  21.5%
  Working capital for the expenses of the company and running productions of the product

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than August 28 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://swissprecisionactive.com/ (swissprecisionactive.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/swiss-precision

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Swiss Precision Active Inc

[See attached]

Swiss Precision Active Inc. (the "Company") a Florida Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short Period Ended October 28th, 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Swiss Precision Active Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of October 28th, 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the short period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Emphasis of Matter
As discussed in Note 1, the Company operated under a predecessor entity, as defined by Rule 405 of the Securities Act of 1933, named Swiss Precision, LLC. The financial statements of that entity should be read in conjunction with these financial statements.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
October 28, 2022
Vincenzo Mongio

Statement of Financial Position

	As of October 28th, 2022
ASSETS	
Current Assets	
Cash and Cash Equivalents	100
Total Current Assets	100
TOTAL ASSETS	100
LIABILITIES AND EQUITY	
TOTAL LIABILITIES	-
EQUITY	
Common Stock	100
Additional Paid in Capital	-
Accumulated Deficit	-
Total Equity	100
TOTAL LIABILITIES AND EQUITY	100

Statement of Operations

	Short Period Ended October 28th, 2022
Revenue	
Cost of Revenue	
Gross Profit	-
Total Operating Expenses	-
Net Income (loss)	-

Statement of Cash Flows

	Short Period Ended October 28th, 2022
OPERATING ACTIVITIES	
Net Income (Loss)	-
Net Cash provided by (used in) Operating Activities	-
FINANCING ACTIVITIES	
Issuance of Common Stock	100
Net Cash provided by (used in) Financing Activities	100
Cash at the beginning of period	-
Net Cash increase (decrease) for period	100
Cash at end of period	100

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at inception 5/8/2022	-	-	-	-	-
Issuance of Common Stock	6,000,000	100	-	-	100
Net Income (Loss)	-		-	-	-
Ending Balance 10/28/2022	6,000,000	100	-	-	100

Swiss Precision Active Inc
Notes to the Unaudited Financial Statements
October 28th, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

The Company was initially organized as Swiss Precision, LLC on February 22, 2021, as a limited liability company under the laws of the state of Florida. On May 12, 2022, Swiss Precision Active, Inc. (the Company) was incorporated as a domestic corporation under Florida law to facilitate its capital raise. The assets and existing agreements held by Swiss Precision, LLC were then transferred to the Company so that it will continue business operations under its name. Swiss Precision, LLC is managed by Leslie Dotson, the CEO and CFO, and owns 51% of the Company, and Rob Steven Williams, the President, Secretary, and CMO, and owns 49% of the Company, and the LLC entity owns 100% of the Company's voting shares. The structure of the Company was setup in this manner to qualify for minority status majority owner "African-American" for the Company to benefit from a variety of government programs (SAM and Florida State Minority Supplier Development Council).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company does not currently have an equity-based compensation plan.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Florida.

The Company's first tax return is due April 15th, 2023

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company was assigned intellectual property assets and contractual agreements from a predecessor entity. See Note 1.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

The Company has no debt.

NOTE 6 – EQUITY

The Company has authorized 6,000,000 of common shares 6,000,000 shares were issued and outstanding as of October 28th, 2022.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to October 28th, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 28, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely generate losses for an unknown period of time prior to generating positive working capital. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

Swiss Precision, LLC (the "Company") a Florida Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short-Year ended December 31, 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Swiss Precision, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 and the related statement of operations, statement of changes in member equity, and statement of cash flows for the short-year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
May 23, 2022

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2021
ASSETS	
Current Assets	
Cash and Cash Equivalents	9,417
Loans Receivable - Related Party	5,000
Total Current Assets	14,417
TOTAL ASSETS	14,417
EQUITY	
Member's Capital	29,000
Accumulated Deficit	(14,583)
Total Equity	14,417
TOTAL LIABILITIES AND EQUITY	14,417

Statement of Operations

	Short-Year Ended December 31, 2021
Revenue	5,850
Cost of Revenue	5,474
Gross Profit	376
Operating Expenses	
Advertising and Marketing	
General and Administrative	5,814
Rent and Lease	8,460
Total Operating Expenses	14,274
Operating Income (loss)	(13,898)
Other Expense	
Interest Expense	-
Other	685
Total Other Expense	685
Provision for Income Tax	-
Net Income (loss)	(14,583)

Statement of Cash Flows

	Short-Year Ended December 31, 2021
OPERATING ACTIVITIES	
Net Income (Loss)	(14,583)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-
Net Cash provided by (used in) Operating Activities	(14,583)
INVESTING ACTIVITIES	
Loans Receivable	(5,000)
Net Cash provided by (used by) Investing Activities	(5,000)
FINANCING ACTIVITIES	
Member's Capital	29,000
Net Cash provided by (used in) Financing Activities	29,000
Cash at the beginning of period	-
Net Cash increase (decrease) for period	9,417
Cash at end of period	9,417

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	Accumulated Deficit	Total Member Equity
Ending Balance 2/20/2021 (Inception)	-	-	-
Capital Contributions	29,000	-	29,000
Net Income (Loss)	-	(14,583)	(14,583)
Ending Balance 12/31/2021	29,000	(14,583)	14,417

Swiss Precision, LLC
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Swiss Precision, LLC ("the Company") was formed in Florida on February 20th, 2021. The Company earns revenue using B2B government contacts and B2C Amazon and Mass retailers and distributors for Copper/Cotton based medical scrubs and uniforms that will sell into a $60 Billion industry that is growing at 7% CAGR YoY. We contract hire key people in the medical and uniform industries that have direct relationships with the buyers. The Company's headquarters is in Miami, Florida. The Company's customers are located Globally. Products will be produced in Cambodia, Panama, and Morocco to have duty savings to ASIA, Europe, USA and LATAM regions.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

<u>Fair Value of Financial Instruments</u>

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Revenue in 2021 consists entirely of discounted product sample sales to test markets.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company does not have any equity-based compensation plans.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In November 2021, the Company loaned $5,000 to the CEO's sister bearing no interest rate, no security, and has a maturity date in December 2022. The ending balance of this loan receivable was $5,000 as of December 31, 2021.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

No debt.

NOTE 6 – EQUITY

The Company is a multi-member LLC with a single class of ownership interest. Profits and losses are allocated to members in accordance with the operating agreement.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 23, 2022, the date these financial statements were available to be issued.

The Company transferred its intellectual property assets and contracts to a successor entity, Swiss Precision Active Inc.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a limited operating history and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Swiss Precision Active Inc. is not live or open to the public at this moment.

Swiss Precision Active Inc.

Patented Copper Antimicrobial Fabric, Protecting Our Customer While Helping Our Planet Show More

Website CONSUMER PRODUCTS

Add to Watchlist


PRECISION®
A Swiss Registered Trademark
These Scrubs Can Kill Respiratory Diseases
Invest in technology to protect Health Care workers
*The above is a rendering of a future product. Images are computer generated demo versions and prototypes. Product is still currently under development not yet available on the market.

Invest Now
$2.00 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	**VALUATION**
$200.00	$12M

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Reasons to Invest

- We believe we have made one of the first new and unique copper + natural, fully patented Eco HealthTech materials
- Targeting the $94 billion medical clothing and accessories market, it is expected to grow to USD 140.64 billion in 2028 at a CAGR of 5.9% in the 2021-2028 period (source)
- Minority-owned and is going through the onboarding approval process to become a vendor for 50,000 hospitals in the US

OVERVIEW

Antimicrobial Copper + Organic Fabric

Swiss Precision Active is a HealthTech design and manufacturing brand - fusing technology, style, comfort, and fit for the medical scrubs, uniform, and accessories markets.


Antimicrobial
Blood Circulation
Embedded Copper
Copper Ions
Odor Free
Performance
UPF 30+
Wicking

Our approach is environmentally friendly, sustainable, and focused on customer health. Our materials blend copper with such natural organic fabrics as cotton, bamboo, and linen, all designed with an eye on style, comfort, and fit.


High-Tech Medical Scrubs
Swiss Precision material is designed to kill or slow the spread of microorganisms... making it perfect for medical environments.

*The above is a rendering of a future product. Images are computer generated demo versions and prototypes. Product is still currently under development not yet available on the market.

We believe our patented product is among the first fabrics for the medical scrub, uniform, and accessories market to kill or slow the spread of microorganisms (source).

With it, we solve complex apparel and consumer product problems with an environmental and sustainable approach that puts the customer's health first, by applying high-tech performance fabric from the weave to the finishes with our textiles.

THE PROBLEM

Polyester commercial textiles are made from petroleum

That's bad for our skin and the environment (source).

Worse still, a growing number of infections are contracted because of toxins that exist in such locations as hospitals, known as health-care-associated infections (HAIs) and hospital-acquired infections (HAI) (source).

Hospitals are seeing more and more strains of antibiotic-resistant germs and deadly bacteria and viruses, which the medical scrubs are carrying (source, source, source).



THE SOLUTION

Health care workers protect us, it's time to protect them

New research has found that copper can help prevent the spread of respiratory viruses, which are linked to severe acute respiratory syndrome (SARS) and Middle East respiratory syndrome (MERS) (source, source, source, source).



Copper Can Prevent The Spread Of Respiratory Diseases
So we weaved it with cotton to create an extremely effectitve and comfortable fabric for medical scrubs
Cotton
+
Copper Polyester
=

(source, source, source, source)

In extensive testing, a range of copper alloys collectively termed 'antimicrobial copper' inactivated coronavirus within a few minutes. Using simulated fingertip contamination, its exposure to copper destroyed the virus completely and irreversibly (source, source, source, source).

Our fabrics combine copper's antimicrobial properties with superior comfort, fit, and lightweight durability. They include performance wicking, and are odor-free, with the natural health benefits of copper weaved and embedded into the fabric.

That means...

- 38% Embedded Copper
- 58% Cotton
- 4% Spandex

Our business model is similar to that of other major scrub companies, but Swiss Precision Active has found its unique niche by creating what we feel is an innovative product that elevates, refreshes, and disrupts the ages-old medical scrub and uniform industry.

THE MARKET

Medical Apparel & Accessories is a $94 billion Worldwide Market

The medical scrub and uniform industry experienced a 31% increase in 2020 (source). Thousands of medical professionals enter the workforce every year and 90% must buy their own uniforms (source).


Medical Clothing Sales
Projected To Rise
$140B
$86B
2020
2028
*anticipated
Whos Buying?
•outpatient staff
•hospital staff
•physician offices
•dental offices
•nursing homes
•retirement homes

(source)

OUR TRACTION

SGS tested, certified, and ready for retail

When testing came back from the prestigious SGS Labs that showed the copper material is antimicrobial, we were accepted as a vendor to be sold at 50,000 hospitals across the US.

With that, we've secured the following:

- Amazon seller account based on FBA
- Partnership with Paul Boye, ex-CEO of Sean John, and ex-VP of JC Penny
- Signed with Fabrique as our global logistics and supply chain
- Working with a medical scrub expert for Swiss Precision Active popup and mobile experiential retail

WHY INVEST

We believe we can protect our customers while helping the planet

We intend to disrupt the $94 billion medical apparel and accessory global market with our patented antimicrobial eco-friendly fabric for healthcare providers and their patients.

We have an opportunity to be successful if we reach...

- 1% of the $94 billion medical apparel and accessory global market (source)
- 1% of the $79 million dollar uniform and accessories global market (source)

We anticipate a majority of medical facilities adopting Swiss Precision Active copper + other natural organic materials for the future of healthcare. Join us on this exciting opportunity to protect healthcare workers, patients, and the planet.


Health Care Workers Protect Us.
It's Time To Protect Them.

ABOUT

HEADQUARTERS
1951 NW 7th Ave., Suite 600
Miami, FL 33136

VALUATION
$12M

Swiss Precision Active Inc. is an Eco HealthTech apparel brand that blends copper and natural organic fabrics for the medical scrub, uniform, and accessories markets. Our fabrics combine copper's antimicrobial benefits with a design for fit and style, making them lightweight, wash durable, moisture wicking, and odor-free. Swiss Precision Active is currently pre-revenue, but we have been accepted as a vendor to be sold across 50,000 hospitals in the US and we intend to launch our product alongside our campaign launch.

TEAM



Leslie C Dotson
CEO, CFO, Director

Leslie Dotson is a designer, innovator, technology, and marketing executive with almost 30 years of experience. He is an award-winning product designer for the #1 selling backpacks and carrying cases in the world. He has an excellent track record in the worldwide consumer/OEM markets with such companies as Seiko, Epson, Simple Technology, Targus, SwissArmy/Wenger, HP, Dell, Lenovo, and Logitech. He has invented and/or developed over 500 products and won the Good Design award in 2007 and 2008 for the SwissGear Mouse design. In 2010 he won the Editor's Choice award for the ChillCase.

Les is a co-founder of Swissdigital USA. He works 40 hours/week at Ring by Amazon as Head of Accessories while also performing his duties for Swiss Precision Active Inc.



Rob Steven Williams
President, Secretary, Director

Rob Steven Williams has almost 30 years of experience designing customer-focused marketing programs that balance art, science, psychology, technology, data, and storytelling. He has experience in brand management, design, technology, marketing, business development, team management, and execution of global marketing plans across organizations. He leads with a creative, strategic vision that is aligned with Swiss Precision's short- and long-term goals. Rob has worked with many start-ups and major brands, including Nirve Sports, HP, Panasonic, Vans Warped Tour, Justin.tv (now twitch.tv), Sony Pictures, Shop.com, Havoc TV, Directv, WorldStarHipHop, Nestle, John Starks, Marco Fabian, Dwight Howard, Metta World Peace, and Akon.

At Swiss Precision, Rob is responsible for the day-to-day operations, management, and execution of global marketing plans across the organization. He leads with a creative, strategic vision that is aligned with the company's short- and long-term KPI goals. He drives all marketing strategy and execution including branding, research, messaging, channel selection, in-store & digital experience, leads, e-commerce, and sales.

Rob is a Co-Founder of PopTech Studio, he currently works 40 hours/week at Corelis as the Head of Marketing while also serving his corporate roles for Swiss Precision Active Inc.

TERMS

Swiss Precision Active Inc.

Overview

PRICE PER SHARE
$2

VALUATION
$12M

DEADLINE
Feb 1, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$200.00

OFFERING TYPE
Equity

MAX INVESTMENT
$1,230,000.00

SHARES OFFERED
Non-Voting Common Shares

MIN NUMBER OF SHARES OFFERED
5,000

MAX NUMBER OF SHARES OFFERED
615,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Risks

Company : **Swiss Precision Active Inc**

Corporate Address : **1951 NW 7th Ave., Suite 600, Miami, FL 33136**

Offering Minimum : **$10,000.00**

Offering Maximum : **$1,230,000.00**

Minimum Investment Amount (per investor) : **$200.00**

Terms

Offering Type : **Equity**

Security Name : **Non-Voting Common Shares**

Minimum Number of Shares Offered : **5,000**

Maximum Number of Shares Offered : **615,000**

Price per Share : **$2.00**

Pre-Money Valuation : **$12,000,000.00**

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 3 days and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first 7 days and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first 14 days and receive an additional 10% bonus shares.

Amount-Based:

$500+

25% off discount code

$1,500+ | VIP + 5% Bonus Shares

25% off discount code and receive 5% Bonus Shares.

$4,500 + | VIP + 10 % Bonus Shares

25% off discount code and top and bottom scrubs

receive 10% Bonus Shares.

$15,000+ | VIP Gold

25% off discount code and top and bottom scrubs

receive 15% Bonus Shares.

$30,000+ | VIP Platinum

25% off discount code and top and bottom scrubs

receive 20% Bonus Shares

**Investors will receive the highest single bonus they are eligible for among all bonuses based on the amount invested or time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.*

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Swiss Precision Active, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Shares at $2.00 / share, you will receive 110 shares of Non-Voting Common Shares, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page

PRESS

Press Release

Eco HealthTech Apparel Brand Swiss Precision Launches with StartEngine Crowdfunding Campaign

View Article

Medium

Meet The Disruptors: Leslie Dotson Of Swiss Precision On The Five Things You Need To Shake Up Your Industry

View Article

Show More Press

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;

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

StartEngine | Swiss Precision Founder Video Treatment Final

Launch Oct 26, 2022

[Rob] 1

Hi, my name is Rob Steven Williams, Co-Founder, and President of Swiss Precision. What makes us unique is Swiss Precision has found a niche in an underserved market by creating an innovative product that will elevate, refresh, and intends to disrupt the very old age 63-billion-dollar medical scrub market and the 79-billion-dollar uniform market.

[Les] 2

Hi, this is Les Dotson, Co-Founder, and CEO of Swiss Precision. Healthcare-associated infections (HAIs) are a significant cause of illness and death. A major problem in this industry is that the current PPE apparel does not protect the health and safety of healthcare workers and patients because of HAI-related infections. Since PPE plays a key role in keeping healthcare providers and patients safe from infections and is also a top but challenging priority. It requires comprehensive solutions, like our Swiss Precision high-tech protective fabric because infection prevention is not only about hand hygiene, but you must have the correct PPE apparel on top of properly cleaning and disinfecting rooms.

[Rob] 3

Every instance of a healthcare worker being harmed on the job is preventable. Every single one.

The second problem in the apparel industry is that textiles negatively affect consumer health and the planet. Over 90% of commercial and consumer textiles are made from toxic fabrics, microplastic fabrics, and chemicals that can negatively affect your health and hurt our planet. Microplastic in textiles are a major source of waste pollution in the oceans and landfills that will never biodegrade.

[Les] 4

Our new Eco HealthTech fabric is healthier for our customers, their patients, and our planet.

Our goal is to become the world's first and number one supplier of antimicrobial infection prevention eco-friendly apparel. Which acts as a natural sterilizer and tested in killing 99.9% of bacteria and viruses.

Swiss Precision has an exclusive licensed patented technology, which was tested by SGS, the world's leading testing, inspecting, and certification company, supporting the antimicrobial benefits of this fabric. Embedding COPPER in DNA strands of organic yarn effectively reduces the spread of deadly bacteria and respiratory viruses. All are linked to severe acute respiratory syndrome (SARS) and Middle East respiratory syndrome (MERS).

Swiss Precision fabric is antibacterial, antifungal, and antiviral. We combine superior comfort, fit and performance. Our fabric feels softer and smoother with lightweight durability. With moisture wicking, our fabric is also odor resistant and has every natural health benefit provided by copper for the human body.

Swiss Precision fabric is designed with our unique 38% embedded copper, 58% cotton, and 4% spandex fabric.

[Rob] 5

Our phase one go-to-market strategy is to sell into the global medical scrubs and accessories market, healthcare providers including doctors, nurses, medical admins, caregivers, and dentists.

We will sell at the same price as our competition with better function and features at a minimum of $99 for the set top and bottom.

We have created one of the best materials on the planet to help realize our vision.

[Les] 6

We have completed our manufacturing, logistics, and supply chain partnerships, held focus groups with doctors and nurses, and we are ready for our 120 miles per hour sprint to bring this product to market as quickly as we can.

Now we need your help, and fundraising is a critical part of this. Swiss Precision will use the efficiency of StartEngine to boost this process immediately because more variants are coming! Now is the time for us to ramp up and push even harder with your financial help to achieve our goals and mission to help healthcare providers, their patients, and their family members.

Come and invest with us and together we can change the world and slow these deadly bacteria and viruses that are affecting all of us today!

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